UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

May 06, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

6 May 2026

Smith & Nephew plc (the "Company")

The Company announces the results of the voting by poll on the resolutions put to its Annual General Meeting ("AGM") held on 6th May 2026. All resolutions proposed were passed by shareholders and the results of the polls are as follows:

	Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
	Ordinary resolutions
1	To receive the audited accounts	701,720,687	99.83	1,189,872	0.17	702,910,559	82.30	13,251,682
2	To approve the Directors' Remuneration Policy	426,166,391	59.70	287,672,268	40.30	713,838,659	83.58	2,323,582
3	To approve the Directors' Remuneration Report (excluding Policy)	691,628,922	96.61	24,283,741	3.39	715,912,663	83.82	249,578
4	To declare a final dividend	715,445,967	99.99	36,145	0.01	715,482,112	83.77	680,129
5	To elect David King	711,053,901	99.39	4,354,464	0.61	715,408,365	83.77	753,876
6	To elect Garheng Kong	701,473,365	98.07	13,821,613	1.93	715,294,978	83.75	867,263
7	To elect Thérèse Esperdy	703,540,788	98.34	11,862,044	1.66	715,402,832	83.77	759,409
8	To re-elect Jo Hallas	714,550,262	99.88	845,741	0.12	715,396,003	83.76	766,238
9	To re-elect Simon Lowth	702,056,850	98.14	13,310,805	1.86	715,367,655	83.76	794,586
10	To re-elect John Ma	713,860,807	99.79	1,519,653	0.21	715,380,460	83.76	781,781
11	To re-elect Jeremy Maiden	713,628,340	99.76	1,742,012	0.24	715,370,352	83.76	791,889
12	To re-elect Katarzyna Mazur- Hofsaess	712,983,859	99.67	2,389,726	0.33	715,373,585	83.76	788,656
13	To re-elect Deepak Nath	711,720,178	99.49	3,660,635	0.51	715,380,813	83.76	781,428
14	To re-elect Marc Owen	696,401,457	97.83	15,432,721	2.17	711,834,178	83.35	4,328,063
15	To re-elect John Rogers	708,060,904	98.98	7,331,024	1.02	715,391,928	83.76	770,313
16	To re-elect Rupert Soames OBE	601,978,910	84.15	113,384,207	15.85	715,363,117	83.76	799,124
17	To re-elect Sybella Stanley	673,036,740	94.08	42,337,308	5.92	715,374,048	83.76	788,193
18	To re-appoint Deloitte LLP as the Auditor	715,341,630	99.98	121,272	0.02	715,462,902	83.77	729,339
19	To authorise the Audit Committee to determine the remuneration of the Auditor	715,293,265	99.99	96,821	0.01	715,390,086	83.76	772,155
20	To renew the authorisation of the Directors to allot shares	677,769,352	94.75	37,578,471	5.25	715,347,823	83.76	814,418
21	To approve the Performance Share Plan 2026	428,985,861	60.14	284,276,034	39.86	713,261,895	83.51	2,900,346
22	To approve the Global Employee Share Purchase Plan 2026	707,073,344	98.96	7,404,046	1.04	714,477,390	83.66	1,684,851
	Special resolutions
23	To renew the Directors'authorityfor the disapplication of the pre-emption rights	668,343,773	93.44	46,942,568	6.56	715,286,341	83.75	875,900
24	To renew the Directors' authority for the disapplication of the pre-emption rights for the purposes of acquisitions or other capital investments	647,014,053	90.45	68,316,209	9.55	715,330,262	83.76	831,979
25	To renew the Directors' limited authority to make market purchases of the Company's own shares	713,488,644	99.89	792,946	0.11	714,281,590	83.63	1,880,651
26	To authorise general meetings to be held on 14 clear days' notice	658,126,204	92.00	57,266,491	8.00	715,392,695	83.76	769,546
27	To adopt new Articles of Association	714,042,172	99.82	1,268,469	0.18	715,310,641	83.75	851,600

The Board is grateful for the engagement of shareholders and proxy agencies in our extensive consultation exercise ahead of the AGM and is pleased that all resolutions were passed at today's Annual General Meeting. The Board notes that, although they were approved, Resolution 2 on the Directors' Remuneration Policy and Resolution 21 on the Performance Share Plan received less than 80% support and accordingly we will continue to engage with shareholders and proxy advisers, and provide an update on further consultations within six months of today's AGM in accordance with the UK Corporate Governance Code.

The number of ordinary shares in issue on 1 May 2026 at 6pm (excluding shares held in Treasury) was 854,049,145. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 6.4.2, a copy of the resolutions, passed as Special Business, will be submitted to the FCA National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

LEI: 213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 06, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary